UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 0-55139

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the the nine months ended September 30, 2016

99.2	Interim Management’s Discussion and Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: November 10, 2016	By:	/s/ Lei Wang
Lei Wang

	Title:	Chief Financial Officer